EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Multi-Sector Opportunities Trust II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,427,644.89(1)	0.0001102%	$487.93(2)
Fees Previously Paid
Total Transaction Valuation	$4,427,644.89(1)
Total Fees Due for Filing			$487.93

Total Fees Previously Paid			—
Total Fee Offsets			—

Net Fee Due			$487.93

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of October 3, 2022.
(2)	Calculated at $110.20 per $1,000,000 of the Transaction Value.